April 28, 2010

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Mr. H. Roger Schwall

Re:	Plains Exploration & Production Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 25, 2010

File No. 1-31470

Dear Mr. Schwall:

On behalf of Plains Exploration & Production Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated April 21, 2010. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business and Properties

Product Markets and Major Customers, page 21

1.	We understand from your disclosure on page 22 that you have contracts in place for the sale of your oil production. Please tell us if you are committed to provide a fixed and determinable quantity of oil or gas in the near future related to these contracts, and if so, how you considered the disclosure requirements of Item 1207 of Regulation S-K. We believe Item 1207 of Regulation S-K requires disclosure of specific information regarding existing contracts or agreements under which you are committed to provide a fixed and determinable quantity of oil or gas in the near future, whether or not the fulfillment of such commitments will have a material adverse consequence on the Corporation.

United States Securities and Exchange Commission

April 28, 2010

Response: We are not currently committed to provide a fixed and determinable quantity of oil or gas in the near future under our contracts.

Critical Accounting Policies and Estimates

Goodwill, page 64

2.	We note that you consider the testing of goodwill for impairment to involve critical accounting estimates. In future filings, please expand your disclosure relating to such testing, if your reporting unit does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulation S-K.

a.	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test.

b.	A description of the method and key assumptions used to measure the fair value of the reporting unit also indicating how the key assumptions were determined.

c.	To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of the reporting unit.

d.	A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of the reporting unit.

e.	Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

f.	If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose either that no material amount of goodwill exists at the reporting unit at risk of failing step one of the impairment test, or that there is no such risk for the reporting unit, we would not regard disclosure of the information outlined in the various points above to be necessary.

Response: The Company performed a goodwill impairment test as of December 31, 2009, and determined that the fair value of the Company’s reporting unit substantially exceeded its carrying value. In future filings, if the Company’s reporting unit does not have fair value substantially in excess of its carrying value, the Company will expand its disclosures related to goodwill impairment testing to address the points noted in the Staff’s comment above, consistent with the guidance in Item 303(a)(3)(ii) of Regulation S-K.

United States Securities and Exchange Commission

April 28, 2010

Exhibits 99.3 and 99.4

3.	The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of Plains Exploration and Production Company and may not be put to other use without our prior written consent for such use.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response: It is our understanding that the referenced language is the subject of several comment letters issued by the Staff to various clients of Ryder Scott, and that Ryder Scott is working with Mr. Schwall and Mr. Ron Winfrey to develop alternate language that would be acceptable to both the Commission and Ryder Scott. It is our intention to respond in accordance with the agreed upon resolution.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 579-6264.

Very truly yours,

/s/ Kimberly O. Warnica
Kimberly O. Warnica
Assistant General Counsel—Corporate

cc:	Tracie Towner

United States Securities and Exchange Commission